[DECHERT LLP LETTERHEAD]

March 24, 2010

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Company
File Nos. 002-71299 and 811-3153

Dear Sir or Madam:

Included herewith for filing on behalf of Russell Investment Company (the “Trust”), pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), is one copy of Post-Effective Amendment No. 133 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment contains a prospectus and statement of additional information relating to Class A Shares of the In Retirement Fund, a new class of an existing series of the Trust. The Amendment also contains a prospectus and statement of additional information relating to Class A Shares of the Tax-Managed U.S. Large Cap Fund, Tax-Managed U.S. Mid & Small Cap Fund, Investment Grade Bond Fund, and Tax Exempt Bond Fund, new classes of existing series of the Trust.

Pursuant to Rule 485(a)(1), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective 60 days after filing. No fees are required in connection with this filing. Please contact me at (617) 728-7121 or John V. O’Hanlon, Esq. at (617) 728-7111 with any comments or questions concerning this Amendment. Thank you in advance for your consideration.

Very truly yours,

/s/ Gared S. Schneberger
Gared S. Schneberger

cc:	John V. O’Hanlon, Esq.
Mary Beth Rhoden, Esq.